

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 25, 2020

Michael C. Pearl
Vice President and Chief Executive Officer
Western Midstream Partners, LP
9950 Woodloch Forest Drive
The Woodlands, TX 77380

      Re: Western Midstream Partners, LP and
          Western Midstream Operating, LP
          Forms 10-K for the Fiscal Year Ended December 31, 2019
          Filed February 27, 2020
          File Nos. 001-35753 and 001-34046

Dear Mr. Pearl:

      We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Energy & Transportation